MAGELLAN PETROLEUM CORP. ESTIMATED FUTURE RESERVES AND INCOME ATTRIBUTABLE TO CERTAIN LEASEHOLD INTERESTS SEC PARAMETERS As of JUNE 30, 2012

FAX (303) 623-4258 621 SEVENTEENTH STREET SUITE 1550 DENVER, COLORADO 80293 TELEPHONE (303) 623-9147 July 6, 2012 Magellan Petroleum Corp. 700 East 9th Avenue Denver, CO 80203 Gentlemen: At your request, Ryder Scott Company (Ryder Scott) has prepared an estimate of the proved and probable reserves, future production, and income attributable to certain leasehold interests of Magellan Petroleum Corporation as of June 30, 2012. The subject properties are located in the country of Australia. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on July 6, 2012 and presented herein, was prepared for public disclosure by Magellan Petroleum Corp. in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The properties evaluated by Ryder Scott represent 100 percent of the total net proved and probable gas reserves of Magellan Petroleum Australia Limited, a wholly owned subsidiary of Magellan Petroleum Corp as of June 30, 2012. The estimated reserves and future net income amounts presented in this report, as of June 30, 2012 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on prices defined by contractual arrangements. Following the term of the defined contractual arrangements the hydrocarbon prices used are based on average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below. SEC PARAMETERS Estimated Net Reserves and Income Data Certain Leasehold Interests of Magellan Petroleum Corp. As of June 30, 2012 Proved Developed Total Producing Non-Producing Proved Net Remaining Reserves Gas – MMCF 6,514 4,979 11,493 Income Data Future Gross Revenue $25,448,114 $19,297,392 $44,745,506 Deductions 17,312,159 12,972,887 30,285,046 Future Net Income (FNI) $8,135,955 $6,324,505 $14,460,460 Discounted FNI @ 10% $5,954,825 $4,200,627 $10,155,452

Magellan Petroleum Corp. July 6, 2012 Page 2 Probable Developed Total Producing Non-Producing Probable Net Remaining Reserves Gas – MMCF 3,759 10,065 13,824 Income Data Future Gross Revenue $10,621,882 $32,074,902 $42,696,784 Deductions 8,563,038 18,996,450 27,559,488 Future Net Income (FNI) $2,058,844 $13,078,452 $15,137,296 Discounted FNI @ 10% $337,469 $4,113,384 $4,450,853 All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package PHDWin Petroleum Economic Evaluation Software, a copyrighted program of TRC Consultants L.C. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material. The future gross revenue is after the deduction of royalties, which are treated as a production tax since they are based on the well head value of the royalty and the royalty owners have no right to take the royalty in-kind. The deductions incorporate the normal direct costs of operating the wells and recompletion costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. Gas reserves account for 100 percent of total future gross revenue from proved reserves and probable reserves. The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows. Discounted Future Net Income As of June 30, 2012 Discount Rate Total Total Percent Proved Probable 5 $12,663,586 $7,878,065 8 $11,130,675 $5,544,554 12 $9,255,790 $3,609,599 15 $8,064,987 $2,680,986 The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Magellan Petroleum Corp. July 6, 2012 Page 3 Reserves Included in This Report The proved and probable reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report. The various reserve status categories are defined under the attachment entitled “Petroleum Reserves Definitions” in this report. The proved developed non-producing reserves included herein consist of the shut-in category and the probable developed non-producing reserves included herein consist of the behind-pipe and shut-in categories. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved and probable gas volumes included herein do not attribute gas consumed in operations as reserves. Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable or possible reserves to denote progressively increasing uncertainty in their recoverability. At Magellan Petroleum Corp.’s request, this report addresses the proved and probable reserves attributable to the properties evaluated herein. Proved gas reserves are those quantities of gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.” Probable reserves are “those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The reserves included herein were estimated using deterministic methods. Under the deterministic approach, discrete quantities of reserves are estimated and assigned separately as proved or probable based on their individual level of uncertainty. Because of the differences in uncertainty, caution should be exercised when aggregating quantities of oil and gas from different reserves categories. Furthermore, the reserves and income quantities attributable to the different reserve categories that are included herein have not been adjusted to reflect these varying degrees of risk associated with them and thus are not comparable. Reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved and probable reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved and probable reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

Magellan Petroleum Corp. July 6, 2012 Page 4 The proved reserves reported herein are limited to the period prior to expiration of current gas sales contracts. Probable reserves reported herein consist of two reworks to return currently non- productive zones to production during the contract period. Additional probable reserves were assigned to the continuation of all production past the current contract period. Based on current activity, it is reasonably certain that these volumes will be contracted in the future. This report includes certain volumes of proved and probable reserves attributable to royalties owed to the host government that are treated as taxes to be paid in cash. Magellan Petroleum Australia Limited’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved and probable reserves actually recovered and amounts of proved and probable income actually received to differ from the estimated quantities. The estimates of reserves presented herein were based upon a detailed study of the properties in which Magellan Petroleum Corp. owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices. Estimates of Reserves The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property. In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved and/or probable that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are

Magellan Petroleum Corp. July 6, 2012 Page 5 those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above. Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein. The proved and probable reserves for the properties included herein were estimated by performance methods. Approximately 100 percent of the proved and 100 percent of the probable producing reserves attributable to producing wells and/or reservoirs were estimated by performance methods. The performance method utilized was decline curve analysis which utilized extrapolations of historical production data available through April, 2012. The data utilized in this analysis were furnished to Ryder Scott by Magellan Petroleum Australia Limited and were considered sufficient for the purpose thereof. Approximately 100 percent of the probable developed non-producing reserves included herein were also estimated by the performance method. To estimate economically recoverable proved and probable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved and probable reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation. Magellan Petroleum Australia Limited has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved and probable production and income, we have relied upon data furnished by Magellan Petroleum Australia Limited with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, recompletion costs, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Magellan Petroleum Australia Limited. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein. In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved and probable reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC

Magellan Petroleum Corp. July 6, 2012 Page 6 Regulations.” In our opinion, the proved and probable reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations. Future Production Rates For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of contract volumes where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Magellan Petroleum Australia Limited or on the dates required to provide capacity to meet contract quantities. Wells that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of recompleting wells and/or constraints set by regulatory bodies. The future production rates from wells currently on production or wells that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies. Hydrocarbon Prices The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described. Magellan Petroleum Australia Limited furnished us with the above mentioned average prices in effect on June 30, 2012. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic area included in the report. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements. For the probable gas reserves the gas price utilized was the volume weighted annual price based on the contract prices contained in the latest available term sheets. The product prices which were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or

Magellan Petroleum Corp. July 6, 2012 Page 7 distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were estimated by us based on information furnished by Magellan Petroleum Australia Limited. In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before any deductions and the total net reserves by reserve category for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report. Geographic Area Product Price Reference Avg Benchmark Prices Avg Proved Realized Prices Avg Probable Realized Prices Australia Gas Contract Prices $4.64/MCF $3.68/MCF The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations. Costs Operating costs for the leases and wells in this report are based on the operating expense reports of Magellan Petroleum Australia Limited and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. The operating costs used in the preparation of this report were estimated by us based on information furnished by Magellan Petroleum Australia Limited. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells. Development costs were furnished to us by Magellan Petroleum Australia Limited and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. Magellan Petroleum Australia Limited provided abandonment costs net of salvage. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for Magellan Petroleum Australia Limited’s estimate. The probable developed non-producing reserves in this report have been incorporated herein in accordance with Magellan Petroleum Australia Limited’s plans to develop these reserves as of June 30, 2012. The implementation of Magellan Petroleum Australia Limited’s development plans as presented to us and incorporated herein is subject to the approval process adopted by Magellan Petroleum Australia Limited’s management. As the result of our inquiries during the course of preparing this report, Magellan Petroleum Australia Limited has informed us that the development activities included herein have been subjected to and received the internal approvals required by Magellan Petroleum Australia Limited’s management at the appropriate local, regional and/or corporate level. Since Magellan Petroleum Australia Limited has a 100% working interest in all properties contained in this report, no external approval is required. Additionally, Magellan Petroleum Australia Limited has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

Magellan Petroleum Corp. July 6, 2012 Page 8 Current costs used by Magellan Petroleum Australia Limited were held constant throughout the life of the properties. Standards of Independence and Professional Qualification Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee- owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly-traded oil and gas company and are separate and independent from the operating and investment decision- making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services. Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education. Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization. We are independent petroleum engineers with respect to Magellan Petroleum Corp. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed. The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter. Terms of Usage The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Magellan Petroleum Corp.. We have provided Magellan Petroleum Corp. with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Magellan Petroleum Corp. and the original signed report letter, the original signed report letter shall control and supersede the digital version.

Magellan Petroleum Corp. July 6, 2012 Page 9 The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service. Very truly yours, RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580 Larry T. Nelms, P.E. Approved: James L. Baird, P.E. Managing Senior Vice President

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS Professional Qualifications of Primary Technical Person The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Larry Thomas Nelms is the primary technical person responsible for the estimate of the reserves, future production and income. Nelms, a former employee of Ryder Scott Company L.P. (Ryder Scott) from 1983 through 2011, was a Managing Senior Vice President and also served as a member of the Board of Directors, responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Nelms served in a number of engineering positions with Dome Petroleum, Mizel Petro Resources and Exxon. For more information regarding Mr. Nelms’ geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees. Nelms earned a Bachelor of Science degree in Mechanical Engineering from Mississippi State University in 1963 and a Master of Science from the University of New Mexico in 1965, and he is a registered Professional Engineer in the State of Colorado. He is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, where he serves as chairman of the Denver Section and also served for three years on the board of directors. As part of his 2009 continuing education hours, Nelms attended an internally presented 16 hours of formalized training as well as the day long 2009 RSC Reserves Conference forum, and a presentation at the Denver Section of SPEE by Dr. John Lee relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Nelms serves as the instructor of the PetroSkills course entitled “Oil & Gas Reserve Evaluation” for a period of four years. Based on his educational background, professional training and more than 25 years of practical experience in the estimation and evaluation of petroleum reserves, Nelms has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

PETROLEUM RESERVES DEFINITIONS As Adapted From: RULE 4-10(a) of REGULATION S-X PART 210 UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) PREAMBLE On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein). Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202. Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve. Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

PETROLEUM RESERVES DEFINITIONS Page 2 Reserves do not include quantities of petroleum being held in inventory. Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories. RESERVES (SEC DEFINITIONS) Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows: Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations). PROVED RESERVES (SEC DEFINITIONS) Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows: Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. (i) The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. (ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

PETROLEUM RESERVES DEFINITIONS Page 3 PROVED RESERVES (SEC DEFINITIONS) CONTINUED (iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. (iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities. (v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. PROBABLE RESERVES (SEC DEFINITIONS) Securities and Exchange Commission Regulation S-X §210.4-10(a)(18) defines probable oil and gas reserves as follows: Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. (i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. (ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. (iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves. (iv) See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

RESERVES STATUS DEFINITIONS AND GUIDELINES As Adapted From: RULE 4-10(a) of REGULATION S-X PART 210 UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) and PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS) Sponsored and Approved by: SOCIETY OF PETROLEUM ENGINEERS (SPE) WORLD PETROLEUM COUNCIL (WPC) AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG) SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE) Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein). DEVELOPED RESERVES (SEC DEFINITIONS) Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows: Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Developed Producing (SPE-PRMS Definitions) While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing. Developed Producing Reserves Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation. Developed Non-Producing Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

RESERVES STATUS DEFINITIONS AND GUIDELINES Page 2 Shut-In Shut-in Reserves are expected to be recovered from: (1) completion intervals which are open at the time of the estimate, but which have not started producing; (2) wells which were shut-in for market conditions or pipeline connections; or (3) wells not capable of production for mechanical reasons. Behind-Pipe Behind-pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well. UNDEVELOPED RESERVES (SEC DEFINITIONS) Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows: Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time. (iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.